Champions Oncology, Inc.
One University Plaza
Suite 307
Hackensack, New Jersey 07601

VIA EDGAR

March 3, 2025

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549
Attn: Bonnie Baynes and Angela Connell

Re:	Champions Oncology, Inc. Form 10-K for the Fiscal Year Ended April 30, 2024 Form 8-K dated December 11, 2024 File No. 001-11504
Dear Ms. Baynes and Ms. Connell:

Champions Oncology, Inc. (the “Company,”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 26, 2025, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2024 and Form 8-K dated December 11, 2024, as filed with the Commission on July 19, 2024 and December 11, 2024, respectively.

For the Staff’s convenience, the Company has repeated the Staff’s comments in bold and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended April 30, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Oncology Services Revenue, page 18

1.
We note your disclosure regarding the decrease in oncology services revenue for the year ended April 30, 2024 compared to the prior annual period. Your explanation for this decrease uses terminology and metrics that are not otherwise defined, such as net bookings and available convertible revenue. Please revise your future filings to define such terminology and clearly correlate these metrics to significant revenue fluctuations. Please also disaggregate your major sources of revenue for each period presented.

Response: The Company acknowledges the Staff’s comment and will make the requested revisions in its future filings.

Research and Development, page 18

2.	Please revise your disclosure in future filings to quantify the significant components of your research and development expenses for each period presented.
Response: The Company acknowledges the Staff’s comment and will make the requested revisions in its future filings.

Form 8-K dated December 11, 2024
Exhibit 99.1
Non-GAAP Financial Information, page 4

3.
We note you present non-GAAP financial measures of Non-GAAP net income (loss), Non-GAAP net income (loss) per share, and Adjusted EBITDA. We further note your various references to Adjusted EBITDA on pages one and two without reference to the most directly comparable GAAP measure. Please revise your future disclosures to comply with Item 10(e)(1)(i) of Regulation S-K. Specifically address the following:

•Revise to present your GAAP measures with equal or greater prominence than your non-GAAP measures; and
•Provide a reconciliation of Adjusted EBITDA to the most directly comparable financial measure calculated in accordance with GAAP.

Response: The Company acknowledges the Staff’s comment and will make the requested revisions in its future filings.

The Company thanks the Staff for its review of the foregoing. If you have further comments or questions, please feel free to contact to our counsel, Benjamin S. Reichel, Esq., at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

Champions Oncology,Inc.

By: /s/ David Miller Name: David Miller Title: Chief Financial Office

cc:	Benjamin S. Reichel, Esq. Ellenoff Grossman & Schole LLP